

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 19, 2007

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, NY 10019

> **RE: 4Kids Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 001-16117**

Dear Mr. Kahn:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 12

1.   In addition to your discussion of revenues by segment, please also discuss your profit by segment. Refer to FRC section 501.06.a for guidance.

Selling, General and Administrative Expenses, page 17

2.   We note that you recognized $1.8 million in severance expenses during 2007.
        Please explain the nature of these expenses and clarify whether they relate to your
        discontinued operations.

2. Summary of Significant Accounting Policies, page F-9

Film and Television Costs, page F-10

3.   We note that the company amortizes the capitalized broadcast fee paid to Fox
        based on estimated advertising revenue. Please tell us how you determined this
        was the appropriate amortization method. Include reference to authoritative
        literature used as guidance.

13. Commitments and Contingencies, page F-20

4.   Refer to your discussion of deferred revenue. We note that you sold an interest in
        current and future music assets to a third party. Tell us how you considered EITF
        88-18 in accounting for the sale of future revenues, including your analysis of the
        features of the agreement that led you to determine that classification of the
        proceeds as deferred revenue, as opposed to debt, was appropriate.

5.   Refer to your discussion of Home Video. Addressing the relevant accounting
        literature, tell us in more detail your accounting policy with regard to your
        agreements with an unaffiliated third party home video distributor.

17. Related Party Transactions, page F-23

6.   Tell us in detail how you considered FIN 46(R) in connection with the TCD
        agreement and the operating agreement of TC Websites LLC.

18. Segment and Related Information, page F-25

7.   It appears that most of your interest income relates to investments in auction rate
        securities, however, in your segment disclosure a significant portion of your
        interest income is allocated to your licensing segment. Please explain or revise.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

2. Summary of Significant Accounting Policies, page 7

Reclassifications, page 8

8.   You state that certain reclassifications have been made to prior year amounts to conform to the 2007 presentation. Please explain to us the reasons for the reclassifications.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director